[redacted]

14048335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

[redacted]

PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-69103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/09/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corsair Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy A. Trieste (212.224.9467)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Kristy A. Trieste, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corsair Advisors LLC, as of February 25, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-None-

Signature

Financial and Operations Principal

Title

KAM NGAI WOO
Notary Public - State of New York
NO. 01WO6268816
Qualified in Queens County
My Commission Expires 4/17/2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

Corsair Advisors LLC

Statement of Financial Condition
December 31, 2013

pwc

Corsair Advisors LLC

Statement of Financial Condition
December 31, 2013

pwc

Independent Auditor's Report

To the Member of Corsair Advisors LLC

We have audited the accompanying statement of financial condition of Corsair Advisors LLC as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Corsair Advisors LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2013

ASSETS		
Cash	$	413,161
TOTAL ASSETS	$	413,161
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities	$	55,852
Due to related parties (Note 3)		25,844
TOTAL LIABILITIES		81,696
COMMITMENTS AND CONTINGENCIES (NOTE 4)		
MEMBER'S EQUITY		331,465
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	413,161

The accompanying notes are an integral part of this statement of financial condition.

CORSAIR ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION

Corsair Advisors LLC ("Advisors") was formed on January 11, 2011 as a Delaware limited liability company with a license to conduct business in the State of New York. Advisors provides investment banking services and arranges private placement offerings. Advisors is a registered broker dealer under the provisions of the Securities Exchange Act of 1934 and received a letter dated May 9, 2013 from the Financial Industry Regulatory Authority ("FINRA") District Office granting membership and commencement of business operations.

Corsair Capital LLC ("Corsair Capital"), a Delaware limited liability company, and an investment adviser registered with the U.S. Securities and Exchange Commission (the "SEC") as of February 2006, is the sole member of Advisors.

Advisors does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

Cash is maintained with one U.S. financial institution.

Revenue Recognition

Investment banking revenues include fees for providing advisory services in mergers and acquisitions and arranging private placements. Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency. There were no fees earned for the year ended December 31, 2013.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Expense Recognition

Expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

As a single member LLC, Advisors is disregarded as an entity separate from its owner and the operations are included in the tax returns of its ultimate beneficial owner.

No provision is made in the accompanying financial statements for U.S. Federal, New York State income taxes since such taxes are the responsibility of the individual member. Advisors is subject to the New York City Unincorporated Business Tax.

Advisors applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Advisors determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Advisors presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Advisors has analyzed the positions to be taken for the tax year ended December 31, 2013 in the United States, and has determined whether or not there are uncertain tax positions that require financial statement recognition. No reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740 for the year ended December 31, 2013. However, Advisors' conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Advisors recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2013, there was no impact to the financial statements relating to accounting for uncertainty in income taxes. There was no provision for New York City Unincorporated Business Tax as of December 31, 2013. Open tax years include the 2013 returns.

3 RELATED PARTY TRANSACTIONS

Services, space sharing and expense agreement

Advisors has entered into a services, space sharing and expense agreement (the "Agreement") with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"). The scope of the support services may be amended at any time and from time to time by agreement of the parties. The principal services provided under the agreement includes personnel, support services, office space, technology and communications.

4 REGULATORY REQUIREMENTS

Advisors is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that for the first twelve (12) months of FINRA membership the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1, and 15 to 1 thereafter. As of December 31, 2013, Advisors had regulatory net capital of approximately $331,465, and a minimum regulatory net capital requirement of approximately $10,212. The regulatory net capital ratio of Advisors was 32 to 1.

Advisors is exempt from SEC Rule 15 c3-3 under section (k)(2)(1).

5 SUBSEQUENT EVENTS

Management has evaluated the possibility of subsequent events existing in Advisors' financial statements through February 25, 2014, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in Advisors' financial statements.